Exhibit 99.4
Consent of eMarketer, Inc.
eMarketer, Inc. grants Omniture, Inc. permission to disclose the following information in all filings made by Omniture with the U.S. Securities and Exchange Commission.
“In 2004, businesses generated over $295 billion in revenue from e-commerce sales to consumers and spent over $25 billion on online advertising and marketing, according to IDC and eMarketer, respectively.”
It is understood by both eMarketer and Omniture that eMarketer will be credited as the source of publication.

May 22, 2006	EMARKETER, INC.
/s/ David Iankelevich
	Name:	David Iankelevich
	Title:	VP Sales